Exhibit 99.1

Hotel101 expected to list on Nasdaq this quarter

DOUBLEDRAGON CORP. (DD) said its hotel subsidiary Hotel101 Global Pte. Ltd. is expected to have its $2.3-billion listing on the Nasdaq Stock Exchange within the second quarter.

“The company confirms that it is on track for the listing compliance requirements to list its subsidiary Hotel101 Global at Nasdaq with the US Securities and Exchange Commission (SEC) and is expected to conduct its listing within this quarter,” DD said in a disclosure to the Philippine Dealing System Holdings Corp. dated April 11.

DoubleDragon issued the statement in response to a news report, which indicated that Hotel101 Global Pte. Ltd. has until July 23, to finalize its merger with JVSPAC Acquisition Corp., a special-purpose acquisition company (SPAC), in connection with its proposed Nasdaq listing.

Hotel101 will list on the Nasdaq via a merger with JVSPAC.

The two entities signed a merger agreement in April last year and were scheduled to close in the second half of 2024. The combined entity will trade under the ticker symbol “HBNB.”

In February, Hotel101 filed its F-4 registration statement, which is a filing required by the US SEC for the registration of certain securities by foreign issuers.

DD is set to be the first Filipino company to have a subsidiary list and trade on the Nasdaq.

“(The listing) is expected to further boost DD’s revenue, asset, and equity base and is also expected to enable DD to generate foreign currency inflow to the Philippine economy,” DD said.

This year, DD said it is poised to generate P51.3 billion in fresh equity capital with the nearing Nasdaq listing of Hotel101, and the equity follow-on as well as the real estate investment trust (REIT) public listing of its subsidiary CentralHub.

DD is engaged in real estate development, including retail leasing, office leasing, hospitality, and industrial leasing.

Hotel101 aims to have one million operating hotel rooms across the world by 2050, of which 50,000 will be in the Philippines.

DD shares were last traded on April 11, down by 4.05% or 35 centavos to P8.30 per share. — Revin Mikhael D. Ochave